United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale and SHS sign MoU to develop decarbonization solutions in steelmaking

Rio de Janeiro, October 6th, 2022 – Vale S.A. (“Vale”) and Germany steelmaker Stahl-Holding-Saar GmbH & Co. KGaA (“SHS”) signed a Memorandum of Understanding (“MoU”) to pursue solutions focused on carbon-neutral steelmaking process.

Vale and SHS intend to jointly study and explore, among other initiatives, (i) the usage of Vale’s green iron ore briquettes and direct reduction pellets in steelmaking; (ii) a briquette plant located close to SHS’ facilities; and (iii) the Tecnored technology.

This initiative contributes to Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Since 2021, Vale engaged with around 30 ironmaking clients representing approximately 50% of company’s Scope 3 emissions. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve net zero by 2050, in line with the Paris Agreement, leading the way to sustainable mining.

About SHS

SHS is an operative management holding that actively assumes tasks for the two steel companies in Saarland, Dillinger and Saarstahl. Dillinger produces steel heavy plates for sectors as steel construction, offshore and line pipes. Saarstahl is a manufacturer of high-quality wire rod and bar for the automotive and general engineering industries. The companies are ready to shape the green transition. The production of green steel is scheduled to start in Saarland in 2027. The new production route will include an electric arc furnace (EAF) at the Völklingen plant and an EAF and direct reduced iron (DRI) plant for the production of sponge iron at the Dillinger plant, in addition to the established blast furnace route.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: October 6, 2022		Head of Investor Relations